                                 Exhibit 20(a)


GREINER ENGINEERING, INC.                                   NEWS RELEASE


For Immediate Release

Date:            December 4, 1995

Contact:         Robert L. Costello, President and Chief Executive Officer

Phone:           (214) 869-1001



              URS CORPORATION TO ACQUIRE GREINER ENGINEERING, INC.


        (San Francisco, CA and Irving, TX). URS Corporation (NYSE:URS) and Greiner Engineering, Inc. (NYSE:GII) today jointly announced that they have signed a letter of intent for URS to acquire all of the outstanding shares of Greiner's common stock. The proposed combination will result in the 20th largest design engineering company and the fifth largest transportation engineering firm in the nation. The acquisition is not expected to have a material impact on URS FY1996 earnings per share.

        As a result of the proposed acquisition, Greiner will become a wholly owned subsidiary of URS. Terms of the letter of intent call for Greiner stockholders to receive $13.50 per share in cash plus an aggregate of 1.4 million shares of URS common stock. Based on Greiner's 4,698,442 outstanding shares of common stock, each Greiner stockholder will receive .298 share of URS common stock for every common share of Greiner. Based on the price of URS stock on Friday, December 1, the proposed acquisition's total value per share to Greiner stockholders is approximately $15.50. The transaction is subject to various conditions, including negotiation of a definitive agreement, due diligence and standard regulatory, stockholder and other approvals.

        "The strategic benefits of this proposed acquisition are compelling," stated Martin M. Koffel, Chairman and Chief Executive Officer of URS. "Greiner has a world-class engineering reputation, and we are pleased this talented group of professionals is joining URS. Our combined revenue will exceed $330 million, increasing our opportunities to serve as a prime contractor on larger and more diverse projects. There is little geographic overlap of the two organizations, and our respective services are highly complementary. Rob Costello, Greiner's CEO, will lead the Greiner division and join the URS Board of Directors. As a result, we anticipate excellent opportunities for cross-marketing and significant expansion of the revenue base of the combined enterprise. The combination will also provide a platform for increased penetration into international markets."

        "While our proposed offer represents a premium of approximately 70% over the current market price of Greiner shares, we believe the value of Greiner's contribution to the combined enterprise, as well as the expected cost savings from integrating the two companies' systems and administrative overheads, provide the opportunity to significantly enhance long-term returns to URS shareholders," Mr. Koffel added.

        Robert L. Costello, President and Chief Executive Officer of Greiner, commented, "We believe the proposed transaction provides an excellent opportunity for Greiner's stockholders, employees, and clients. The combination allows our two companies to participate in the industry's current consolidation trend to our mutual benefit. By joining URS we create a stronger organization that has the potential to generate growth rates that we could not have achieved as separate operations."

        For the most recent fiscal year ended October 31, 1994, URS reported revenue of $164 million and earnings per share of $.60. For the first nine months of fiscal year 1995, URS reported revenue of $129.6 million, a nine percent increase over the first nine months of fiscal year 1994. Earnings per share for the first nine months of fiscal year 1995 were $.44, compared to $.37 in 1994.

        Greiner reported revenue of $151.9 million and earnings per share of $.82 for the year ended December 31, 1994. For the nine months ended September 30, 1995, Greiner reported revenue of $117 million and a loss of $3.4 million, or $.72 per share. The 1995 third-quarter results for Greiner included certain restructuring charges amounting to $3.1 million associated with the company's strategy to 1) de-emphasize local residential land development services in California, and 2) to shift its primary focus for Asian operations from Hong Kong to Kuala Lumpur, Malaysia. In addition, Greiner incurred a non-cash charge of $2.3 million associated with the reduction in carrying value of its investment in NTA (a partnership with The Perot Group established to develop privatized transportation facilities such as toll roads). In its recent quarterly earnings release, Greiner stated that its overall financial condition remained strong and that its current backlog position is at a record high level.

        Headquartered in San Francisco, URS offers a broad range of services to public and private sector clients in two principal markets: infrastructure projects involving transportation systems, institutional and commercial facilities, and water resources; and environmental projects involving hazardous waste management and pollution control.

        Headquartered in Irving, Texas, Greiner is a professional services firm operating in the engineering and architectural design services industry. The company provides engineering, planning, architectural, environmental, program management, and other services to public and private sector clients throughout the U.S. and in foreign countries, including Malaysia and Hong Kong.

                                      ###